Exhibit 4.16

[final paragraph Section 3.4]

The Company is authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and Executives that are currently in office and that shall be in office from time to time, including directors and Executives that may have a controlling interest in the Company (if such becomes applicable in the future), within the following limit~~s:~~ - ~~(a) the premium for each policy period shall be not more than $250,000; (b)~~ the maximum aggregate limit of liability pursuant to the policies shall be not more than $20 million for each insurance. ~~period ; and (c) the maximum deductible shall be not more than $250,000.~~ The Compensation Committee shall be authorized to increase the coverage purchased~~, and/or the premium paid for such policies~~, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. The authority to enter into such insurance policies shall be held by the Compensation Committee, provided that the premium for each policy, the maximum deductible and the terms of the contract are consistent with market conditions and will not materially affect the Company's profits, property or liabilities.

5.3
In exceptional circumstances (e.g., a key opinion leader or globally recognized expert), higher compensation may be paid to a director candidate in accordance with this Policy and applicable law. Notwithstanding the above, in the case of a chairperson determined by the Board to be an active chairperson the financial compensation may be up to 50% higher than for other directors (other than those directors who may receive greater compensation due to the exceptional circumstances as described in this paragraph).

5.4
The Compensation Committee may propose, and Board may approve, the grant of equity to directors, in accordance with the provisions set forth in Section 4.2 to this Policy, which shall apply mutatis mutandis, taking into consideration compliance with this Policy and applicable law.